Immersed Video Transcript

After today, you'll never use a computer the same again after the mainframe 50 years ago tech leaders raced to build the desktop then the laptop then the smartphone because it gave these tech giants competitive advantages over others. Since the tech giants know that the main way you'll be experiencing AI over the next 5 years will not be on a smartphone in your hand but rather in a more immersive holographic form factor. They're now pouring dozens of billions of dollars into this next generation of computing spatial computing supercharged with AI.

I'm Renji founder of Immersed. I have a masters in computer vision and machine learning from Georgia Tech have scaled web architectures at previous Fortune 500 companies and have most recently been building Immersed over the past 8 years which is now the most used spatial computing application on the planet with power users working 40 to 60 hours every week in headsets. We raised almost $20 million to date and now have built our own spatial computer called Visor that's 70% lighter weight than Apple's headset 70% less expensive and even higher resolution and is something you won't be embarrassed to wear in public to take your productivity even further.

We've been developing Curator your AI computer using agent. Hey Curator look at the text on my screen and get Josh the answer to his question and send it to him in an email to joshor.com.

I've drafted an email to Josh with the answer to his question.

Hey curator add another virtual screen a new virtual screen has been added successfully if you need anything else just let me know. It's similar to Iron Man's Jarvis but focus on helping you get more work done faster because Immerse built technology that controls your computer from a headset. We can now leverage AI to shortcut those controls for you inside and outside your headset

Curator is currently in early beta where it can observe everything you're doing on your laptop listen to your meetings take notes while you can still exclude whatever you don't want to hear or see today. It takes basic actions on your computer from your verbal commands and we're quickly implementing more and more functionality to make it even more useful for you.

\We have a small team of AI engineers including myself and now with Curator's proven breakthrough we're now raising additional funds to grow our AI initiatives to build a future of Curator Visor and Immersed bringing AI empowered spatial computing to our world. Thanks for joining us on this journey here's what we accomplished today.

Oh that's sick